



05044959

SEC .ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 2 8 2005
WASH.

SEC FILE NUMBER
8- ~~22190~~ 21190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2004** AND ENDING **9/30/2005**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shearman, Ralston Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

17 Battery Place

(No. and Street)

New York, NY 10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Ralston   **(212) 248-1160**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.

(Name – if individual, state last, first, middle name)

275 Madison Avenue, New York,   **NY**   **10016**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Douglas P. Ralston_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Shearman, Ralston Inc._____, as of __September 30,_____, 20**05**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500787
Qualified in New York County
Commission Expires Nov. 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Shearman, Ralston Inc.
New York, NY

We have audited the statement of financial condition of Shearman, Ralston Inc. as of September 30, 2005 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shearman, Ralston Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
November 15, 2005

1

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

CURRENT ASSETS

Cash	$ 6,824
Marketable securities	5,378,016
Commission receivable from clearing broker	84,713
Total current assets	5,469,553

OTHER ASSETS

Investment securities, not readily marketable	22,500
Security deposits	8,926
Total other assets	31,426

TOTAL ASSETS $5,500,979

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$1,105,514
Securities sold, not yet purchased	13,150
Total current liabilities	1,118,664

OTHER LIABILITIES

Deferred tax payable	1,082,818

TOTAL LIABILITIES 2,201,482

STOCKHOLDERS' EQUITY

Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares	225
Additional paid-in capital	32,150
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	3,593,107

TOTAL STOCKHOLDERS' EQUITY 3,299,497

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $5,500,979

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2005

REVENUES

Customer commissions	$ 928,536
Dividend and interest income	191,846
Unrealized gain on securities	885,860
Realized gain on securities sold	185,020
Clearance rebate income	129,465
Other income	11,693
Principal transactions	10,507
Total revenues	2,342,927

EXPENSES

Employee compensation	846,155
Clearance charges	122,194
Rent	65,024
Travel and entertainment	63,742
Insurance	61,416
Interest	48,803
Contributions to profit sharing plan	45,356
Payroll taxes	35,495
Stationery, postage and supplies	20,599
Tickers and quotation service	17,033
Telephone	16,797
Professional and registration fees	11,228
Miscellaneous	3,458
Total expenses	1,357,300

INCOME BEFORE INCOME TAXES 985,627

INCOME TAX EXPENSE 418,561

NET INCOME $ 567,066

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 567,066
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on investment securities	(885,860)
Realized gain on sale of investment securities	(185,020)
Deferred income tax	397,600
Changes in assets and liabilities:	
Increase in due from clearing broker	(19,802)
Decrease in accounts payable and accrued liabilities	(355,973)
Total adjustments	(1,049,055)
Net cash used in operating activities	(481,989)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of marketable securities	(634,712)
Sales of marketable securities	1,107,788
Net cash provided by investing activities	473,076

NET DECREASE IN CASH	(8,913)
CASH - October 1, 2004	15,737
CASH - September 30, 2005	$ 6,824

See independent auditor's report and accompanying notes to financial statements.

4

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2005

| | Common Stock | | | | | |
	Class "A"	Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2004	$2,500	$225	$32,150	$(328,485)	$3,026,041	$2,732,431
Net income	-	-	-	-	567,066	567,066
Balances September 30, 2005	$2,500	$225	$32,150	$(328,485)	$3,593,107	$3,299,497

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Securities Transactions:
   Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

   Marketable securities are valued at market value. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

   Collateral:
   The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the statement of financial condition.

   Commissions:
   Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

   Use of Estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. **SUPPLEMENTAL CASH FLOW INFORMATION**

   Cash paid for income taxes and interest is $20,961 and $46,334, respectively.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2005, the Company's net capital exceeds such capital requirements by $2,333,610 and the ratio of aggregate indebtedness ($1,105,514) to net capital ($2,433,610) is 0.4543 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income taxes includes the following at September 30, 2005:

	Current	Deferred	Total
Federal income tax expense	$ -	$249,494	$249,494
State and local tax expense	20,961	148,106	169,067
	$20,961	$397,600	$418,561

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$335,113
(Increase)/decrease in tax expense from:	
State and local income tax expense, net of federal income tax expense	111,584
Corporate dividends received deduction	(23,810)
Other	(4,371)
	$418,516

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

6. **PROFIT SHARING PLAN**

The Company has a profit sharing plan for all full-time employees who have completed at least one full year of service. For the fiscal year ended September 30, 2005, the amount contributed is $45,356.

7. **CONCENTRATIONS OF CREDIT RISK**

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. **OPERATING LEASE OBLIGATION**

The Company conducts its operations from premises leased under a five year operating lease expiring in October 2009. Rent is payable on a monthly basis at the current rate of $5,258 per month. Minimum future rental payments under the operating lease as of September 30, 2005, for each of the next five years, and in the aggregate, are:

Year ended September 30,	Amount
2006	$ 64,757
2007	66,218
2008	67,715
2009	5,749
Total	$204,439

Rent expense is $65,024 for the year ended September 30, 2005.

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2005

STOCKHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$3,299,497
Less: Nonallowable assets:	
Deposits	8,926
Investment securities, not readily marketable	22,500
TENTATIVE NET CAPITAL	3,268,071
Capital charge on investment securities	806,702
Capital charge on undue concentration	27,759
NET CAPITAL	2,433,610
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$2,333,610
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$1,105,514
1/15TH OF AGGREGATE INDEBTEDNESS	$ 73,701
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.4543 to 1

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2005

Net Capital, per Form X-17a-5
   as of September 30, 2004, unaudited $2,433,610

Add: Audit adjustments   -

Net Capital per Accompanying Computation of
   Net Capital Under SEC Rule 15c3-1 $2,433,610

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2004

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2005.

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2004

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2005.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In planning and performing our audit of the financial statements of Shearman, Ralston Inc. for the year ended September 30, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Shearman, Ralston Inc., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz Ullman, PC

New York, NY
November 15, 2005